Filed Pursuant to Rule (424)(b)(3)

Registration No. 333-267113

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated September 13, 2022)

ASTRA SPACE, INC.

34,000,000 SHARES OF CLASS A COMMON STOCK

This prospectus supplement amends and supplements the prospectus dated September 13, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-267113). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 21, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 34,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. by B. Riley Principal Capital II, LLC (the “Selling Stockholder”). The shares included in the prospectus and this prospectus consist of shares of Class A Common Stock that we may, in our discretion, elect to issue and sell to the Selling Stockholder pursuant to a common stock purchase agreement we entered into with the Selling Stockholder on August 2, 2022 (the “Purchase Agreement”). Such shares of Class A Common Stock include (i) up to 33,281,805 shares of our Class A Common Stock that we may, in our sole discretion, elect to sell to the Selling Stockholder from time to time after the date of this prospectus, pursuant to the Purchase Agreement and (ii) 718,195 shares of our Class A Common Stock we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of our Class A Common Stock in one or more purchases that we may, in our sole discretion, direct them to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement. See “The Committed Equity Financing” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

Our Class A common stock is listed on Nasdaq under the symbol “ASTR”. On September 20, 2022, the closing price of our Class A common stock was $0.72 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 17 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2022

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On September 15, 2022, Chris Kemp, founder, chairman and chief executive officer of Astra Space, Inc. (“Astra” or “we”) shared through his personal twitter account, @Kemp, information related to our new launch system and the design of our Rocket 4 series of launch vehicles. These tweets are specifically set forth below:

“Rocket diameter [for the Rocket 4 launch vehicle] has been increased to 72” & length has been increased slightly. Upgraded engines. The first and upper stage share a common 72” tank architecture. The launch system is mobile and the rocket can still be transported inside two standard shipping containers.”

“Yes. We are considering a “hammerhead” option for larger satellites.”

With respect to Mr. Kemp’s tweets, we want to clarify the following: (a) dimensions related to our Rocket 4 launch vehicle are in comparison to our Rocket 3 series launch vehicle; and (b) we are exploring a hammerhead or other alternate larger fairing geometries as options at an additional fee for satellites that require larger fairing volumes.

We further want to expand on Mr. Kemp’s statement regarding the mobility of our launch system. In his tweet (restated above), Mr. Kemp referred specifically to our launch vehicle (e.g. the rocket). While we expect that only two standard shipping containers will be needed to transport the rocket, additional containers or shipments will be needed to transport the launch system, some of which will contain components and parts of the launch system that we expect will generally remain at the launch site to be used in connection with a series of our launches.

Mr. Kemp also tweeted that only five privately funded companies have been able to launch rocket, noting SpaceX, RocketLabUSA, Astra and Virgin Orbit. Mr. Kemp meant that there were only four privately funded U.S. companies that have been able to launch a rocket into low earth orbit.

Neither Mr. Kemp’s personal twitter account, @Kemp, nor the personal twitter accounts of any of our other executive officers: @MartinAttiq; @aplondon; @benjaminblyon, and @kelynbrannon, are authorized or official communication channels for information about Astra Space or its business operations.

For information about Astra, please contact our investor relations team at investors@astra.com, review our filings with the Securities and Exchange Commission or go to the following Astra social media sites:

Twitter: @Astra

Linkedin: linkedin/company/astraspace

Website: www.astra.com

This Current Report on Form 8-K contains forward looking statements regarding our Rocket 4 series of launch vehicles and Launch System 2.0. These forward looking statements are identified with the words: “expect,” “could”, “believe” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements are based upon assumptions of our management as of the date of this Current Report on Form 8-K and such assumptions are subject to a number of risks and uncertainties that may cause our actual results to differ from those implied in these forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 21, 2022	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer